Exhibit 11

THE WASHINGTON POST COMPANY

CALCULATION OF EARNINGS

PER SHARE OF COMMON STOCK

(In thousands of shares)

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	July 3, 2005	June 27, 2004	July 3, 2005	June 27, 2004
Number of shares of Class A and Class B common stock outstanding at beginning of period	9,589	9,550	9,576	9,542
Issuance of shares of Class B common stock (weighted), net of forfeiture of restricted stock awards	5	13	15	15

Shares used in the computation of basic earnings per common share	9,594	9,563	9,591	9,557

Adjustment to reflect dilution from common stock equivalents	24	33	26	31

Shares used in the computation of diluted earnings per common share	9,618	9,596	9,617	9,588

Net income available for common shares	$78,510	$84,659	$144,610	$143,583

Basic earnings per common share	$8.18	$8.85	$15.08	$15.02

Diluted earnings per common share	$8.16	$8.82	$15.04	$14.98